Exhibit 99.1

ShangPharma Announces Third Quarter 2012 Results

SHANGHAI, November 20, 2012 — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•	Net revenues increased by 10.6% year-over-year to $31.9 million.

•	Net revenues from full-time-equivalent (“FTE”)-based services increased by 14.6% year-over-year to $23.8 million.

•	Net revenues from the Company’s top-10 customers increased by 11.3% year-over-year to $20.0 million, representing approximately 62.6% of total net revenues.

•	GAAP gross margin was 27.5%, compared with 31.2% in the third quarter of 2011. Non-GAAP gross margin was 28.1%, compared with 33.4% in the third quarter of 2011.

•	GAAP operating margin was 3.8%, compared with 7.2% in the third quarter of 2011. Non-GAAP operating margin was 7.7% compared with 13.4% in the third quarter of 2011.

Management Comment

“During the third quarter, ShangPharma saw steady top-line growth in our drug discovery and development services, despite overall industry headwinds and R&D budget fluctuations,” said Michael Xin Hui, founder and Chief Executive Officer of ShangPharma. “Our top customers have been especially keen to expand their scale and scope of business with us in areas like chemistry, biologics, biology, DMPK and integrated services, and we believe that this demand will be even stronger next year.

“Our long-term investment strategy focused on higher-value services has enabled us to establish leadership in key areas, while reducing the impact of crowding in the market for more mature service offerings,” Mr. Hui continued. “During the third quarter, our biologics team moved into a new state-of-the-art R&D facility, enabling us to provide fully integrated biologics drug discovery and development services by accessing multiple leading technology platforms at one location. Furthermore, we expect that the GMP manufacturing suite within this facility will be ready and operational by early 2013.”

William Dai, Chief Financial Officer, added, “During a difficult third quarter for global pharmaceutical and biotech companies, we focused on easing margin pressure by optimizing our scientific team and reducing operational structural costs in areas like capital expenditure and administration. Our optimization plan is helping to improve margins and profitability, while keeping a high ratio of senior-to-junior scientific staff to ensure that we maintain our competitive advantage in the CRO market.”

To help management and investors gain a better understanding of ShangPharma’s operating performance, the Company presents certain non-GAAP measures, each of which excludes expenses relating to or the effect of share-based compensation. See “About Non-GAAP Financial Measures” and “Reconciliation of Unaudited GAAP to Non-GAAP Financial Data” below for more information about the non-GAAP financial measures included in this press release.

Beginning in the first quarter 2012, in accordance with Accounting Standards Update 2011-05, the Company is presenting other comprehensive income and its components in the unaudited condensed consolidated statement of comprehensive income. Other comprehensive income mainly consists of currency translation adjustments relating to translating some of our subsidiaries’ financial statements from their functional currency to our reporting currency, which is in the United States dollar. The functional currency of our main subsidiaries in China is the RMB.

Third Quarter 2012 Results

Net revenues were $31.9 million, an increase of 10.6% from $28.8 million in the third quarter of 2011. Higher volumes from the Company’s top customers and greater cross-selling of services were major drivers of this growth. Net revenues this quarter were partially impacted by a deferral in revenue of certain integrated services projects.

Net revenues from the Company’s top-10 customers increased by 11.3% compared with the same period last year, representing approximately 62.6% of total net revenues, compared with 62.2% in the same quarter last year. The growth was a result of global leading pharmaceutical and biotech companies expanding their scope of work and business volumes with the Company. This increase was driven by investments in expanding facilities and adding new capabilities during 2011, as well as the continued enhancement of the Company’s integrated service platform. The growth demonstrates continuing progress in long-term efforts to become a preferred business partner of global leading pharmaceutical and biotech companies. Net revenues from top-10 customers this quarter were partially impacted by a deferral in revenue of certain integrated services projects.

Net revenues from FTE-based services were $23.8 million, an increase of 14.6% from $20.8 million in the third quarter of 2011. The growth was largely a result of global leading pharmaceutical and biotech companies expanding their scope of work and business volumes with the Company.

Net revenues from fee-for-service-based services were $8.1 million, which was consistent with the third quarter of 2011. The slower growth of non-FTE projects relative to FTE-based services was largely due to intensified market competition in more mature business segments and budget constraints from large pharmaceutical and biotech companies, as well as a deferral in revenue of certain integrated services projects.

Gross profit was $8.8 million, a decrease of 2.3% from $9.0 million in the third quarter of 2011. The decrease was primarily due to costs associated with new facilities, some of which have not yet reached full utilization. Specifically, the manufacturing business operating at the Fengxian facility will take several additional quarters to reach full utilization, despite steady progress. Other factors impacting quarterly performance include higher labor costs as a percentage of total net revenues due to slower revenue increases combined with recent headcount increases to support near future business growth. The increase in net revenues and cost savings resulting from the value-added-tax (“VAT”) reform in Shanghai, effective January 1, 2012, helped to partially offset these factors. The Company has also begun to streamline its organizational structure and optimize human resources to improve employee productivity and efficiency.

Non-GAAP gross profit was $8.9 million, a decrease of 7.2% from $9.6 million in the third quarter of 2011. This was due to the reasons mentioned in the above discussion of GAAP gross profit.

Gross margin was 27.5%, compared with 31.2% in the third quarter of 2011. This was primarily due to the reasons mentioned in the above discussion of GAAP gross profit. These factors were partially offset by the cost savings from the aforementioned VAT reform. The investments and upgrades to facilities made during 2011, including the build-up of the Fengxian facility and the Charles River asset acquisition, are critical in positioning the Company for future growth and capturing more higher-value added services.

Non-GAAP gross margin was 28.1%, compared with 33.4% in the third quarter of 2011. This decrease was due to the reasons mentioned in the above discussion of GAAP gross margin.

Operating expenses (selling and marketing, general and administrative) were $7.6 million, an increase of 9.4% from $6.9 million in the third quarter of 2011. This was primarily due to higher labor costs resulting from the addition of senior leaders across various service offerings during the first half of 2012 and higher listed company-related professional fees. The Company will continue to optimize its senior scientific team and operational team structure in the coming months to enhance the talent pool throughout its service offerings. The Company believes that these improvements will be critical in positioning the Company for expansion into new capabilities and maintaining competitiveness in the market.

Non-GAAP operating expenses were $6.5 million, an increase of 12.9% from $5.8 million in the third quarter of 2011. This was primarily due to the reasons mentioned in the above discussion of operating expenses, excluding the impact of share-based compensation expenses.

Profit from operations was $1.2 million, a decrease of 41.6% from $2.1 million in the third quarter of 2011, primarily due to facility expansion costs, higher labor costs as a percentage of total net revenues resulting from an increase in the number of scientific research staff members, including senior scientists, during the first half of 2012, and higher listed company-related professional fees. These factors were partially offset by an increase in net revenues and cost savings from the aforementioned VAT reform.

Non-GAAP profit from operations was $2.4 million, a decrease of 37.0% from $3.9 million in the third quarter of 2011. This was due to the reasons mentioned in the above discussion of GAAP profit from operations, excluding the impact of share-based compensation expenses.

Operating margin was 3.8%, compared with 7.2% in the third quarter of 2011. This decrease was primarily due to facility expansion costs, higher labor costs as a percentage of total net revenues, and higher listed company-related professional fees. These were partially offset by cost savings resulting from the aforementioned VAT reform.

Non-GAAP operating margin was 7.7%, compared with 13.4% in the third quarter of 2011. This decrease was primarily due to the reasons mentioned in the above discussion of GAAP operating margin, excluding the impact of share-based compensation expenses.

Net income decreased by 39.5% year over year to $1.6 million, primarily due to lower profit from operations and lower other income, including a smaller foreign exchange gain, an increased foreign exchange forward contract gain and lower interest income.

Non-GAAP net income was $2.8 million, a decrease of 36.3% from $4.4 million in the third quarter of 2011. This was primarily due to the reasons mentioned in the above discussion of GAAP net income.

Diluted earnings per ADS were $0.08, which compares with $0.14 in the third quarter of 2011.

Non-GAAP diluted earnings per ADS were $0.15, which compares with $0.24 in the third quarter of 2011.

Financial Position

As of September 30, 2012, the Company had cash and cash equivalents of $34.3 million and no debt outstanding. During the quarter, capital expenditures totalled $5.0 million, primarily from purchase of equipment and investment in leasehold improvements of various facilities.

Full Year 2012 Guidance

The Company revises its previously announced guidance for net revenues and capital expenditures for the full year 2012, and reconfirms its guidance for non-GAAP gross margin for the full year 2012. The Company expects:

•	Net revenues to be approximately $125.0 – $128.0 million, which represents growth of approximately 11.1% – 13.8% compared with the full year of 2011.

•	Non-GAAP gross margin to be in the range of 30.0% – 31.5%.

•	Capital expenditures to be approximately $19.0 – $21.0 million.

This reflects the Company’s current view and is subject to change.

Conference Call

ShangPharma will host a conference call and live webcast at 8:00AM U.S. Eastern Time on November 20, 2012 (9:00PM Beijing Time on November 20, 2012).

The dial-in details for the live conference call are as follows:

- International:	+1-718-354-1231

- United States:	+1-866-519-4004

- United Kingdom:	080-8234-6646

- Hong Kong:	+852-2475-0994

- Passcode:	SHP

A live and archived webcast of the conference call will be available on the investor relations section of the Company’s website at http://www.shangpharma.com.

A telephone replay of the call will be available for seven days from November 20, 2012, 11:00AM U.S. Eastern Time, to November 27, 2012, 11:59PM U.S. Eastern Time. The dial-in details for the replay are as follows:

- International:	+61-2-8199-0299

- Passcode:	68445369

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the section titled “Full Year 2012 Guidance” and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. The Company expects to face potential risks and uncertainties related to its ability to, among other things, attract, train, motivate and retain skilled scientists; diversify its customer base and adapt to potential loss of sales to, or significant reduction in orders from, any of its major customers; adapt its business to industry trends, such as fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants; protect the intellectual property rights of its customers; comply with applicable regulations and industry standards; compete effectively in its industry, which may subject it to increasing pricing pressure and reduce the demand for its services; expand and market its services and manage its growth; and develop and maintain effective internal control over financial reporting; as well as other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP financial measures: (1) gross profit, (2) gross margin, (3) profit from operations, (4) operating expenses, (5) operating margin, (6) net income, and (7) diluted earnings per ADS, each of which excludes expenses relating to or the effect of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of Unaudited GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to or the effect of share-based compensation that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to or the effect of share-based compensation is that these expenses and effects have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For further information, please contact:

ShangPharma Corporation

William Dai

Chief Financial Officer

E-mail: ir@shangpharma.com

Brunswick Group

Josh Gartner

E-mail:shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600

SHANGPHARMA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except for ordinary share data)

	December 31, 2011	September 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	37,778	34,312
Restricted cash	2,562	1,198
Accounts receivable, net	23,974	29,446
Amounts due from related parties	503	1,120
Inventories	2,842	3,002
Prepayments and others	4,425	2,687
Deferred tax assets	264	534

Total current assets	72,348	72,299
Non-current assets:
Derivative assets	7	—
Property, plant, equipment and software, net	86,521	89,498
Land use right, net	6,634	6,487
Other long-term assets	559	663
Amounts due from related parties	225	224
Deferred tax assets	609	659

Total non-current assets	94,555	97,531

Total assets	166,903	169,830

LIABILITIES
Current liabilities:
Accounts payable	16,307	15,486
Amounts due to related parties	123	1,381
Salary and welfare payable	3,864	2,865
Income tax payable	3,241	1,407
Advance from customers	1,596	726
Other payables and accruals	5,613	4,146

Total current liabilities	30,744	26,011
Non-current liabilities:
Advanced subsidies	3,121	4,077

Total non-current liabilities	3,121	4,077

Total liabilities	33,865	30,088

Commitments and contingencies
EQUITY

Ordinary shares (US$0.001 par value; 500,000,000 shares authorized; 336,109,400 and 337,973,959 shares issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	336	336
Additional paid in capital	84,924	89,183
Statutory reserves	8,552	8,552
Retained earnings	33,013	36,723
Accumulated other comprehensive income	7,305	6,639
Less: Treasury stock, at cost; 2,237,148 and 3,681,666 shares as of December 31, 2011 and September 30, 2012, respectively	(1,092)	(1,691)

Total equity	133,038	139,742

Total liabilities and equity	166,903	169,830

SHANGPHARMA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except for ADS1 data and per ADS data)

	Three months ended September 30,			Nine months ended September 30,
	2011	2012	% Change	2011	2012	% Change
Net revenue	28,836	31,885	10.6%	81,118	94,465	16.5%
Cost of revenue	(19,843)	(23,101)	16.4%	(54,977)	(67,526)	22.8%

Gross profit	8,993	8,784	-2.3%	26,141	26,939	3.1%

Operating expenses
Selling and marketing	(654)	(673)	2.9%	(1,715)	(2,262)	31.9%
General and administrative	(6,326)	(6,882)	8.8%	(17,107)	(21,425)	25.2%
Other operating income[2]	157	65		157	650
Other operating expenses[2]	(103)	(87)		(103)	(322)

Total operating expenses	(6,926)	(7,577)	9.4%	(18,768)	(23,359)	24.5%

Profit from operations	2,067	1,207	-41.6%	7,373	3,580	-51.4%

Other income (expenses), net[2]:	867	682	-21.3%	3,270	18	-99.4%

Income from operations before income taxes	2,934	1,889	-35.6%	10,643	3,598	-66.2%

Income taxes	(341)	(321)	-5.9%	(1,687)	111	-106.6%

Net income	2,593	1,568	-39.5%	8,956	3,709	-58.6%

Net income per ADS
Basic	0.14	0.08	-42.9%	0.48	0.20	-58.3%
Diluted	0.14	0.08	-42.9%	0.48	0.20	-58.3%

Weighted average ADS outstanding
Basic	18,663,303	18,673,225		18,653,889	18,576,623
Diluted	18,715,098	18,688,274		18,827,730	18,588,715

Net income	2,593	1,568	-39.5%	8,956	3,709	-58.6%
Other comprehensive income:
Currency translation adjustments, net	1,099	(378)	-134.4%	2,714	(666)	-124.5%

Comprehensive income	3,692	1,190	-67.8%	11,670	3,043	-73.9%

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents 18 ordinary shares.
[2]

Certain government subsidies and the related costs were reclassified to other operating income/expense since the third quarter of 2011 as a result of an accounting policy change to better reflect the nature of such transactions.

The change is accounting policy was not retroactively applied due to immateriality.

SHANGPHARMA CORPORATION

RECONCILIATION OF UNAUDITED GAAP TO NON-GAAP FINANACIAL DATA

(in thousands of U.S. dollars, except for ADS3 data and per ADS data)

	Three months ended September 30,			Nine months ended September 30,
	2011	2012	%	2011	2012	%
GAAP gross profit	8,993	8,784	-2.3%	26,141	26,939	3.1%
GAAP gross margin	31.2%	27.5%		32.2%	28.5%
Adjustments:
Share-based compensation	643	161	-75.0%	1,631	806	-50.6%

Non-GAAP gross profit	9,636	8,945	-7.2%	27,772	27,745	-0.1%
Non-GAAP gross margin	33.4%	28.1%		34.2%	29.4%

GAAP operating expenses	(6,926)	(7,577)	9.4%	(18,768)	(23,359)	24.5%
Adjustments:
Share-based compensation	1,164	1,074	-7.7%	2,894	3,453	19.3%

Non-GAAP operating expenses	(5,762)	(6,503)	12.9%	(15,874)	(19,906)	25.4%

GAAP profit from operations	2,067	1,207	-41.6%	7,373	3,580	-51.4%
GAAP operating margin	7.2%	3.8%		9.1%	3.8%
Adjustments:
Share-based compensation	1,807	1,235	-31.7%	4,525	4,259	-5.9%

Non-GAAP profit from operations	3,874	2,442	-37.0%	11,898	7,839	-34.1%
Non-GAAP operating margin	13.4%	7.7%		14.7%	8.3%

GAAP net income	2,593	1,568	-39.5%	8,956	3,709	-58.6%
GAAP net margin	9.0%	4.9%		11.0%	3.9%
Adjustments:
Share-based compensation	1,807	1,235	-31.7%	4,525	4,259	-5.9%

Non-GAAP net income	4,400	2,803	-36.3%	13,481	7,968	-40.9%
Non-GAAP net margin	15.3%	8.8%		16.6%	8.4%

GAAP net income per ADS, diluted :	0.14	0.08	-42.9%	0.48	0.20	-58.3%
Adjustments:
Share-based compensation	0.10	0.07		0.23	0.23

Non-GAAP net income per ADS, diluted:	0.24	0.15	-37.5%	0.71	0.43	-39.4%

Weighted average ADS outstanding - basic (Non-GAAP)	18,663,303	18,673,225		18,653,889	18,576,623
Weighted average ADS outstanding - diluted (Non-GAAP)	18,715,098	18,688,274		18,827,730	18,588,715

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents 18 ordinary shares.